EXHIBIT 99.1

Yamana Gold Announces Strong Second Quarter 2019 Results

TORONTO, July 25, 2019 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) is herein reporting its financial and operational results for the second quarter 2019. Second quarter results include strong gold and silver production highlighted by a second straight quarter of record production at Jacobina. Additional highlights include:

  A 7% year-on-year increase in GEO(1) (2) production to 257,556, including 232,863 ounces of gold and 2.17 million ounces of silver.
  In-line cost guidance, including all-in sustaining costs (“AISC”)(3) of $941 per GEO and cash costs(3) of $670 per GEO.
  Net earnings attributable to Yamana equity holders of $14.1 million or $0.01 per share basic and diluted. Adjusted net earnings(3) were $19.8 million or $0.02 per share basic and diluted.
  Cash flow from operating activities of $147.6 million and cash flows from operating activities before net change in working capital(3) of $156.0 million.
  Increase in free cash flow as follows:
	Three months ended June 30
(In millions of United States Dollars)	2019	2018
Net Free Cash Flow(3)	$122.9	$48.0
Free Cash Flow before Dividends and Debt Repayments(3)	$51.2	$(41.7)
Decrease (Increase) in Net Debt(3)	$13.1	$(38.6)

The Company continues to anticipate a strong second half and remains on track to meet its 2019 guidance.

“This was one of the more important and exciting quarters in Yamana’s history,” said Daniel Racine, President and Chief Executive Officer of Yamana. “We have embarked on a new era, significantly improving our balance sheet and financial flexibility, which will allow us to pursue our organic growth opportunities at a time when the metal price cycle appears to be turning.”

Cash flows from operating activities of $147.6 million and cash flows from operating activities before change in net working capital(3) of $156.0 million in the latest quarter include amortization of deferred revenue of $24.9 million related to deliveries under the Company’s copper advanced sales program. Deliveries under the program began in the third quarter of 2018 and concluded at the end of the current reporting period. If not for the timing difference of cash proceeds attributable to this transaction, cash flows from operating activities before net change in working capital would have been higher by these amounts during the quarters as follows:

(All amounts are expressed in United States Dollars unless otherwise indicated.)

(1)  GEO includes gold plus silver with silver converted to a gold equivalent at a ratio of 87.98:1 for the second quarter. The GEO ratio is calculated based on average market prices.
(2)  Yamana mines include Canadian Malartic, Jacobina, Cerro Moro, El Peñón, Minera Florida, and Chapada.
(3)  The Company has included certain non-GAAP performance measures in this press release. Detailed reconciliations for the cash flow metrics can be found at the end of this press release. The $13.1 million reduction in net debt for the period includes cash and cash equivalents classified as held for sale of $3.8 million.

(In millions of United States Dollars, unless otherwise noted)	Three Months Ended
Impact due to copper advanced sales program	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	Cumulative impact
Copper pounds to be delivered per contract (millions)			13.2	10.7	8.2	8.2	40.3
Cash flows from operating activities before net change in working capital(1)	$206.4	$157.5	$86.6	$115.8	$103.2	$156.0	$—
Impact due to copper advanced sales program	(125.0)	—	41.7	33.3	25.1	24.9	—
Cash flows from operating activities before net change in working capital, normalized for the copper advanced sales program(2)	$81.4	$157.5	$128.3	$149.1	$128.3	$180.9	$—

(1)  Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements. Please see the discussion included at the end of this press release under the heading “Non-GAAP Financial Measures and Additional Line Items and Subtotals in Financial Statements”. Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q22019 and in Section 10 of the Company’s second quarter 2019 Management’s Discussion & Analysis, which has been filed on SEDAR. Adjusted operating cash flows are adjusted for payments not reflective of current period operations and advance payments received pursuant to metal purchase agreements.

The Company's Total Recordable Injury Frequency Rate in the second quarter was 0.6(i), a 40% decrease compared to second quarter of 2018. Yamana was included in the Jantzi Social Index for the 10th consecutive year in 2019. The Index consists of 50 Canadian companies that pass a broad screening of Environmental, Social, and Governance ("ESG") criteria. During the quarter, Yamana published its annual sustainability Material Issues Report, which outlines the Company's health, safety, environment, and community performance in 2018 compared to previous years. The Company also published the Global Reporting Initiative ("GRI") Index, which is available on the Company's website: www.yamana.com.

(i)  Calculated on 200,000 hours worked and includes employees and contractors.

During the quarter, the Company arranged for the sale of Cerro Moro silver concentrate inventory containing approximately 17,000 ounces of gold and 815,000 ounces of silver, which is included in second quarter revenue. Inventory and throughput silver grade at Cerro Moro has been normalized and furnace usage has returned to designed levels.

The Company has significantly improved its financial flexibility, allowing it to fund organic growth and value creating opportunities, such as the phased expansion of Jacobina and the Agua Rica project, using cash flow from operations. The Company has also taken steps to improve its balance sheet, allocating all upfront cash consideration from the Chapada sale towards retiring outstanding debt.

In addition, the Company has aligned its general and administrative (“G&A”) costs to its remaining portfolio of assets, simplifying its organizational structure, and further strengthening its balance sheet and financial flexibility. Yamana expects 2019 G&A expenses on a cash basis to be lowered to $68.0 million compared with previous guidance of $75.0 million, implying a run rate of approximately $60.0 million per year on an ongoing basis. Further reductions are anticipated through optimizations and cost reduction initiatives.

The balance sheet as of June 30, 2019, included cash and cash equivalents of $90.2 million and available credit of $615.0 million, for total liquidity of $705.2 million. Subsequent to quarter end, the amount of $385 million, representing the outstanding amount under the Company’s revolving credit facility, was repaid in full, the result of which is that cash and cash equivalents increased to $505.2.million and available credit increased to $1.0 billion.

Summary of Certain Non-Cash and Other Items Included in Net Earnings

(In millions of United States Dollars, except per share amounts, totals may not add due to rounding, unaudited)	Three Months Ended June 30
	2019	2018
Non-cash unrealized foreign exchange losses (gains)	1.2	(4.3)
Share-based payments/mark-to-market of deferred share units	(0.8)	3.7
Mark-to-market (gains) losses on derivative contracts	(7.0)	0.1
Net mark-to-market losses on investments and other assets	0.1	5.1
Revision in estimates and liabilities including contingencies	5.8	8.4
Gain on sale of subsidiaries and other assets	—	(32.0)
Reorganization costs	1.9	2.7
Other provisions, write-downs and adjustments	(3.9)	0.6
Non-cash tax on unrealized foreign exchange (gains) losses	(35.1)	111.7
Income tax effect of adjustments	0.9	(2.0)
One-time tax adjustments	42.6	(60.1)
Total adjustments - increase to earnings attributable to Yamana equity holders	$5.7	$33.9
Total adjustments - increase to earnings per share attributable to Yamana equity holders	$0.01	$0.04

Note: For the three months ended June 30, 2019, net earnings attributable to Yamana equity holders would be adjusted by an increase of $5.7 million (2018 – increase of $33.9 million).

STRATEGIC DEVELOPMENTS

Chapada, Brazil

Subsequent to the quarter end, the Company completed the sale of the Chapada mine for total consideration of over $1.0 billion. The Company received the initial upfront cash consideration of $800 million on closing, and additional consideration includes a $100 million cash payment contingent on the development of a pyrite roaster at Chapada, a 2% net smelter return (“NSR”) royalty on the Suruca gold project in the Chapada complex, and the right to receive up to $125 million in additional cash consideration (“the Gold Price Instrument”) based on the price of gold over the five-year period from the date of closing.

The Gold Price Instrument, which is a monetizable asset, is structured as a separate right that increases in value when the price of gold rises. While Yamana is currently holding the Gold Price Instrument so that it is paid under its terms to the maximum amount, the Company has not overlooked the considerable value that the Gold Price Instrument carries. In fact, the rise in gold prices since the sale of Chapada was announced has already considerably increased the value of the instrument. The Company approximates that the increase in value is comparable to additional cash flows that would be generated from gold production at Chapada over the next several years were gold prices to remain at these increased levels. This increased value is generated up front and preserves optionality to gold and gold price increases as if the Company were producing gold but without operational risk.

Debt Reduction

Concurrently with the closing of the Chapada sale, the Company used $385 million to repay the entire June 30, 2019, outstanding balance under the revolving credit facility. The remaining $415 million in upfront cash consideration is being used by the Company to offer to prepay its senior notes issued in March 2012 and June 2013 on a pro rata basis. The $462.4 million of Public Notes tendered under this offer is well in excess of the $415 million available to the Public Note Holders and well positions the Company toward achieving its goal of meaningfully retiring outstanding debt. The reduction in net debt immediately lowers Yamana’s Net Debt/EBITDA leverage ratio, a measure of financial strength, to 1.5x. The Company continues to target Net Debt/EBITDA of 1.0x by the end of 2021.

Phased Expansion at Jacobina, Brazil

During the quarter, the Company increased 2019 guidance for Jacobina to 152,000 ounces from 145,000 ounces, representing an approximate 5% increase. The Company also provided an update on Jacobina's phased plan to increase production to at least 200,000 ounces and up to 225,000 ounces per year by 2023. The increase in guidance for the current year is attributable to the previously announced Phase 1 expansion. Phase 1 is expected to increase gold production to approximately 170,000 ounces per year by 2021 at the current mineral reserves grade, a 21% increase compared to original 2019 production guidance of 145,000 ounces per year. The joint results of Phase 1 and Phase 2 would result in the larger increase expected by 2023.

Agua Rica, Argentina

Agua Rica is a large-scale copper, gold, silver, and molybdenum deposit located in the Catamarca Province, Argentina. The Company continues to advance its alternatives for the development of Agua Rica and pursuant to the previously announced integration agreement between Yamana, Glencore International AG and Newmont Goldcorp Inc. (collectively the "Parties"), the project would be developed and operated using the existing infrastructure and facilities of Minera Alumbrera Limited (“Alumbrera”) in Catamarca (the "Integrated Project").

The Parties established a technical committee to direct the advancement of the Integrated Project. The committee oversaw the recently completed Pre-Feasibility Study ("PFS"). The results of the PFS, announced July 19, 2019, underscore Agua Rica as a long life, low-cost project with robust economics and opportunities to realize further value, including converting economic-grade inferred mineral resources and expanding throughput scenarios to increase metal production and returns, among other opportunities. The Integrated Project generates significant synergies by bringing together the extensive mineral resource of Agua Rica with the existing infrastructure of Alumbrera to create a unique, high quality and low risk brownfield project with an optimized environmental footprint that will bring significant value to shareholders, local communities, and other stakeholders.

Highlights of the PFS include:

  Proven and probable copper mineral reserves increased from year-end 2018 by 21% to 11.8 billion pounds and gold mineral reserves increased by 12% to 7.4 million ounces.
  Initial long mine life of 28 years.
  Annual production for the first 10 full years increased to 533 million pounds of copper equivalent  production.(i)
  Cash costs decreased to $1.29 per pound and AISC decreased to $1.52 per pound for the first 10 years of production.
  Net present value (“NPV”) increased to $1.935 billion and an increased internal rate of return (“IRR”) of 19.7%.(ii)

A review of strategic and value-creating alternatives will begin as soon as practicable and may be commenced this year and continue through the period that a full feasibility study is advanced. Any additional upside opportunities for the project that will be considered as part of the feasibility study will also be taken into account as part of this review. The project already represents exceptional value across many fronts, which is expected to improve with the upside opportunities.

(i)  Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: $6,614 per tonne of copper, $1,250 per ounce for gold, $24,250 per tonne for molybdenum, and $18.00 per ounce for silver.
(ii)  Assuming metal prices of $3.00 per pound of copper, $1,300 per ounce of gold price, $18.00 per ounce of silver, $11.00 per pound of molybdenum and using an 8% discount rate.

Expansion opportunities at Canadian Malartic, Canada

Exploration programs are ongoing to evaluate several deposits and prospective exploration areas to the east of the Canadian Malartic open pit, including the Odyssey, East Malartic, Sladen, Sheehan, Rand, and other newly discovered zones. These opportunities have the potential to provide new sources of ore for the Canadian Malartic mill. These are mostly underground zones, the ore from which would initially displace a portion of the lower grade open pit ores thereby increasing production and extending mine life. Access for additional, underground drilling and possible mining would be by ramp extending from the Odyssey zone. The permit allowing for the development of an underground ramp was received in December 2018. Further evaluation through additional underground drilling would be followed by updates to resource delineation and engineering initially involving Odyssey and East Malartic, although the areas of mineralization and potential extend beyond these areas. An internal study to evaluate the potential development and production from mining of these underground zones as well as synergies with the open pit operation is in progress and well advanced.

In addition, the Canadian Malartic Extension Project is continuing according to plan with contributions from Barnat expected to begin in late 2019, with a ramp-up throughout 2020, and meaningful contribution in 2021. On a 50% basis, expansionary capital expenditures are expected to be $37 million, of which $34 million is earmarked for the extension project in 2019. Work continues to focus on the highway 117 road deviation, which is expected to be completed by the end of 2019, and includes overburden stripping and rock excavation.

Other

The Company has a number of compelling value-creation opportunities in its pipeline, including the Rand Malartic property, which lies adjacent to the east side of the Canadian Malartic property, the Suyai project in Argentina, and the Monument Bay project in northern Manitoba. In addition, the Company continues to pursue development and strategic initiatives for the 56.7% held Agua De La Falda joint venture with Codelco in northern Chile.

EXPLORATION

The Company’s 2019 exploration program is focused on finding higher quality ounces, improving mine grade, infill drilling to replace production by upgrading existing mineral resources, and exploring the Yamana property portfolio as well as several joint venture opportunities.

Continuation of the exploration programs started early in 2019 with the objective of advancing important exploration discoveries at the Company's existing operations. In the near term, the Company plans to increase its exploration spending for the remainder of the year by up to $10 million, further building mineral reserves and mineral resources at key operations as well as building a pipeline of exploration opportunities to ensure future growth. Exploration plans are focused on extending mine life at Cerro Moro, El Peñón and Minera Florida while increasing grade, mineral resources and mine life at Jacobina and Canadian Malartic, to allow increases in production at low costs. In particular at Jacobina, over the course of the year, exploration spend will be allocated to support the planned expansion and the program targets new mineral reserves at a grade of 3.0 g/t or better.

KEY STATISTICS

Key operating and financial statistics for the second quarter 2019 are outlined in the following tables.

Financial Summary

	Three Months Ended June 30
(In millions of United States Dollars, except for per share and per unit amounts, unaudited)	2019	2018
Revenue	$463.5	$435.7
Cost of sales excluding depletion, depreciation and amortization	(244.1)	(238.3)
Depletion, depreciation and amortization	(122.4)	(93.9)
Total cost of sales	$(366.5)	$(332.2)
Mine operating earnings	97.0	103.5
General and administrative expenses	(16.8)	(23.9)
Exploration and evaluation expenses	(2.7)	(3.2)
Net earnings	14.1	12.4
Net earnings attributable to Yamana equity holders	14.1	18.0
Net earnings per share - basic and diluted (1)	0.01	0.02
Cash flow generated from operations after changes in non-cash working capital	147.6	102.4
Cash flow from operations before changes in non-cash working capital	156.0	157.5
Revenue per ounce of gold	1,325	1,299
Revenue per ounce of silver	15.00	16.61
Revenue per pound of copper	2.43	2.82
Average realized gold price per ounce	$1,307	$1,304
Average realized silver price per ounce	$15.03	$16.53
Average realized copper price per pound	$2.88	$3.09

(1)  For the three months ended June 30, 2019, the weighted average numbers of shares outstanding was 950,292,177 (basic) and 951,059,912 (diluted).

Production, Financial and Operating Summary

Costs	Three Months Ended June 30
(In United States Dollars)	2019	2018
Per GEO sold
Total cost of sales	$1,076	$1,009
Cash Costs	$670	$655
AISC	$941	$928
Per Copper Pound sold
Total cost of sales	$1.65	$1.64
Cash Costs	$1.78	$1.60
AISC	$2.23	$2.11

	Three Months Ended June 30
Gold Ounces	2019	2018
Canadian Malartic (50%)	84,311	91,863
Jacobina	38,951	37,730
Cerro Moro	29,643	9,644
El Peñón	34,646	37,800
Minera Florida	16,293	16,717
Chapada	29,019	30,329
TOTAL	232,863	224,083

	Three Months Ended June 30
Silver Ounces	2019	2018
Cerro Moro	1,328,251	384,629
El Peñón	843,585	925,450
TOTAL	2,171,836	1,310,079

	Three Months Ended June 30
Copper Pounds (millions)	2019	2018
Chapada	31.2	31.1

For a full discussion of Yamana’s operational and financial results, please refer to the Company’s second quarter 2019 Management’s Discussion & Analysis and Financial Statements, which have been filed on SEDAR and are also available on the Company’s website.

The Company will host a conference call and webcast on Friday, July 26, 2019, at 9:00 a.m. ET.

Second Quarter 2019 Conference Call

Toll Free (North America):	1-800-273-9672
Toronto Local and International:	416-340-2216
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	6784586#

The conference call replay will be available from 12:00 p.m. ET on July 26, 2019, until 11:59 p.m. ET on August 16, 2019.

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P. Geo and Senior Director, Geology and Mineral Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas. The Company is listed on the Toronto Stock Exchange (trading symbol "YRI") and the New York Stock Exchange (trading symbol "AUY").

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, results of feasibility studies, repayment of debt or updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the outcome of various planned technical studies, production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws contained in Industry Guide 7.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) contained in Industry Guide 7.  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, issuers reporting pursuant to Industry Guide 7 report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies reporting pursuant to Industry Guide 7.

NON-GAAP FINANCIAL MEASURES AND ADDITIONAL LINE ITEMS AND SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP performance measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

  Cash Costs per GEO sold;
  Cash Costs per pound of copper sold;
  All-in Sustaining Costs per GEO sold;
  All-in Sustaining Costs per pound of copper sold;
  Net Debt;
  Net Free Cash Flow;
  Average Realized Price per ounce of gold/silver sold; and
  Average Realized Price per pound of copper sold.
  Adjusted Earnings

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable.  Any changes to the measures are duly noted and retrospectively applied as applicable.

For definitions and descriptions of the non-GAAP measures, other than those noted and reconciled below and additional subtotals in financial statements, refer to Section 10: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of the Company's MD&A for the three months ended June 3o, 2019.

GEO PRODUCTION AND SALES

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO").  Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “Cash Costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities.  The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows.  The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of Cash Costs and All-in Sustaining Costs (AISC), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms Cash Costs per GEO sold, Cash Costs per pound of copper sold, AISC per GEO sold and AISC per pound of copper sold do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash Costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs.  The Company believes that such measure provides useful information about its underlying Cash Costs of operations.  Cash Costs are computed on a weighted average basis as follows:

  Cash Costs per GEO sold - The total costs used as the numerator of the unitary calculation represent Cost of Sales excluding DDA, net of treatment and refining charges. These costs are then divided by GEO sold. In the case of Chapada, costs directly attributable to GEO and copper will be allocated on that attributable basis. Non-attributable costs will be allocated based on the relative value of revenues for each metal, which will be determined annually at the beginning of each year.
  Cash Costs of copper - Attributable copper sales costs, divided by commercial copper pounds sold.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”) (a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC per sold seeks to represent total sustaining expenditures of producing and selling GEO from current operations.  The total costs used as the numerator of the unitary calculation represent Cash Costs (defined above) and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and amortization of reclamation and remediation. AISC do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

  AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the GEO production and sales activities.
  AISC per pound of copper - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to GEO or copper production activities.

NET DEBT

The Company uses the financial measure "Net Debt", which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of Net Debt at June 30, 2019 and December 31, 2018 is provided in Section 10: of the MD&A for the three months ended June 30, 2019, which has been filed on SEDAR.

NET FREE CASH FLOW AND FREE CASH FLOW

The Company uses the financial measure "Net Free Cash Flow" and "Free Cash Flow", which are non-GAAP financial measures, to supplement information in its Consolidated Financial Statements. Net Free Cash Flow and Free Cash Flow do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash or to meet dividends and debt repayments. The presentation of Net Free Cash Flow and Free Cash Flow are not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Free Cash Flow is calculated as cash flows from operating activities of continuing operations adjusted for advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period. Free Cash Flow further deducts remaining capital expenditures and payments for lease obligations. A reconciliation of Net Free Cash Flow is provided in Section 10: of the MD&A for the three months ended June 30, 2019 and comparable period of 2018 which has been filed on SEDAR.

Net Free Cash Flow Reconciliation	Three months ended June 30
(In millions of United States Dollars)	2019	2018
Cash flows from operating activities before income taxes paid and net change in working capital	$165.2	$158.1
Income taxes paid	(9.2)	(0.6)
Cash flows from operating activities before net change in working capital	$156.0	$157.5
Net change in working capital	(8.4)	(55.1)
Cash flows from operating activities	$147.6	$102.4
Adjustments to operating cash flows:
Unearned revenue recognized on copper prepay, streaming arrangements and other net of advance payments received	$32.8	$11.7
Payments made to Brazilian tax authorities	-	-
Non-discretionary items related to the current period:
Sustaining capital expenditures	(43.7)	(43.7)
Interest and other finance expenses paid	(13.8)	(22.4)
Net free cash flow	$122.9	$48.0

Free Cash Flow before Dividends and Debt Repayment Reconciliation	Three months ended June 30
(In millions of United States Dollars)	2019	2018
Cash flows from operations	$147.6	$102.4
Cash flows used in capital expenditures	(86.2)	(104.0)
Cash flows used in other investing activities	(25.7)	(31.3)
Interest and other finance expenses paid	(13.8)	(22.4)
Lease liabilities and other financing payments	(3.4)	0.5
Effect of foreign exchange of non-USD denominated cash	(0.1)	1.3
Payments or inflows not reflective of current period operations:
Unearned revenue recognized on copper prepay, streaming arrangements and other net of advance payments received	32.8	11.7
Free Cash Flow Available for Dividends and Debt Repayments	$51.2	$(41.7)

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price", "average realized silver price" and "average realized copper price", which are non-GAAP financial measures, to supplement in its Consolidated Financial Statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting sales taxes, treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold, silver and copper, divided by the quantity of the respective units of metals sold, i.e. gold ounce, silver ounce and copper pound. Reconciliations of average realized metal prices to revenue are provided in Section 10: of the MD&A for the three months ended June 30, 2019 and comparable period of 2018 which has been filed on SEDAR.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE FROM CONTINUING OPERATIONS

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its Consolidated Annual Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for Net Earnings or Loss or Net Earnings or Loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding non-recurring items, items not related to or having a disproportionate effect on results for a particular periods and/or not directly related to the core mining business such as (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains)/ losses on available-for-sale securities and other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates, (i) reorganization costs, (j) non-recurring provisions, (k) (gains) losses on sale of assets, (l) any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future period's results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of Net Earnings or Loss and Net Earnings or Loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following additional line items and subtotals in the Consolidated Financial Statements as contemplated in IAS 1: Presentation of Financial Statements:

  Gross margin excluding depletion, depreciation and amortization — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.
  Mine operating earnings — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
  Operating earnings — represents the amount of earnings before net finance income/expense and income tax recovery/expense. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance income, finance expense and foreign exchange gains/losses are not classified as expenses directly attributable to mining operations.
  Cash flows from operating activities before income taxes paid and net change in working capital — excludes the payments made during the period related to income taxes and tax related payments and the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital and income taxes can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for income taxes paid and tax related payments and the working capital change during the reporting period.
  Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.
  Cash flows from operating activities before net change in working capital, normalized due to copper advanced sales program — excludes the impact due to the copper advanced sales program payments and deliveries that results in timing differences between the cash payment and delivery.

The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associated with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.